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                                                                     Exhibit 1.1

            KONGZHONG CORPORATION TO ACQUIRE SHARP EDGE GROUP LIMITED

Beijing, China, January 27, 2006 - KongZhong Corporation (NASDAQ: KONG), a leading provider of advanced second-generation (2.5G) wireless value-added services (WVAS) in China, announces that it has signed a definitive agreement to acquire 100% of Sharp Edge Group Limited ("Sharp Edge"), a Beijing-based WVAS provider. A cash consideration of $7 million is expected to be paid within the next fifteen working days, and the closing is expected to take place by the end of February. Additional consideration of up to $28 million may be paid on an "earn-out" basis in the next 15 months.

Sharp Edge is a leading second-generation (2G) WVAS provider and serves mainly the customers of China Telecom, China Netcom, and China Unicom. Sharp Edge primarily provides services on the short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT) technology platforms. For the 2005 calendar year, Sharp Edge reported net income of approximately $1.95 million (unaudited). Approximately 51% of its 2005 revenue was from the customers of China Telecom, 26% was from the customers of China Netcom, and 14% was from the customers of China Unicom. Customers of China Mobile contributed the remaining 9% of its 2005 revenue.

"The acquisition of Sharp Edge is an important step in our diversified growth strategy," said Yunfan Zhou, Chairman and Chief Executive Officer of KongZhong Corporation. "Sharp Edge has built up strong working relationship with China Telecom, China Netcom, and China Unicom, and has a library of innovative entertainment and media content. This acquisition is very complementary to our existing businesses. It will further solidify our leading position in the WVAS market in China and strategically position ourselves for the upcoming 3G. We are also very pleased that the senior management team of Sharp Edge has agreed to join our company. They will be very welcome additions to our strong executive team."

The total acquisition price is capped at $35 million and is based on 5 times of Sharp Edge's net profit during the period from October 1, 2005 to September 30, 2006. After paying $7 million in cash upfront, two additional payments totaling up to $28 million may be made in the next fifteen months contingent upon Sharp Edge's financial performance. KongZhong Corporation will pay 70% of the additional amount in cash and has the option to pay the remainder in cash or in KongZhong's shares. Sharp Edge is incorporated in the British Virgin Islands and owns a PRC-incorporated subsidiary. It also enjoys 100% of the economic interest in a PRC-incorporated operating entity.

Commenting on the acquisition, JP Gan, Chief Financial Officer of KongZhong Corporation, said, "This is the largest acquisition we have made so far. We expect that Sharp Edge will make immediate revenue and profit contributions to our company after the closing. We also believe that the valuation and terms are attractive and the deal will be accretive to our earnings. We will continue to pursue strategic acquisitions at reasonable valuation that we think will generate superior returns for our shareholders."


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About KongZhong:

KongZhong Corporation is a leading provider of advanced second-generation (2.5G) wireless interactive entertainment, media, and community services to consumers in China. The Company delivers a broad range of services, through multiple technology platforms, which users can access directly from their mobile phones by choosing an icon embedded in select models of handsets or from a mobile operator's portal or web site.

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include, without limitation, statements that are not historical fact relating to the intended acquisition of Sharp Edge and the expected benefit of such acquisition. These statements are based on current plans, estimates and projections and therefore you should not place undue reliance on them. These forward-looking statements are subject to significant risks and uncertainties and our actual results may differ materially from those expressed or implied in the statements in this press release. Potential risks and uncertainties include, but are not limited to, any uncertainties associated with completion of the intended acquisition, the level of demand for Sharp Edge's products and services, our ability to successfully integrate Sharp Edge's businesses into our existing operations and to execute its business strategies and plans, continued competitive pressures in China's wireless interactive services market, unpredictable changes in technology and consumer demand in this market, the state of our relationship with China's mobile operators, our dependence on the substance and timing or the billing systems of mobile operators for our performance, and changes in our operating environment, the character and effects of which are difficult to predict. For additional discussion of these risks and uncertainties and other factors that may impact the reliability of the forward-looking statements in this press release, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:
JP Gan
Chief Financial Officer
Tel.: +86 10 8857 6000
E-mail: ir@kongzhong.com

Tip Fleming
Christensen
Tel: 1 917 412 3333
E-mail: tfleming@ChristensenIR.com

Media Contact:
Xiaohu Wang
Manager
Tel: +86 10 8857 6000
E-mail: xiaohu@kongzhong.com


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